Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 15, 2008, relating to the consolidated financial statements and financial statement schedule of Union Pacific Corporation and Subsidiary Companies (the Corporation) (which report expressed an unqualified opinion and included an explanatory paragraph relating to the Corporation’s adoption, in 2006, of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans) and the effectiveness of the Corporation’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Union Pacific Corporation and Subsidiary Companies for the year ended December 31, 2007, and to the reference to us as experts in this Registration Statement.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska

November 26, 2008